JanusLiving

Earnings Release and Supplemental Report

Third Quarter 2026

ir.JanusREIT.com

Janus Living Reports Third Quarter 2026 Results and Increases Full Year 2026 Guidance

DENVER, November 2, 2026 - Janus Living, Inc. (NYSE: JAN) (“Janus Living”), a pure-play senior housing real estate investment trust (REIT), announced results for the quarter ended September 30, 2026.

THIRD QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS
(all percentage changes compare third quarter 2026 to third quarter 2025 unless otherwise noted)

– Net loss of $(0.02) per share
– FFO as Adjusted of $0.25 per share increased 46%
– Consolidated revenues of $268 million increased 78% and Adjusted EBITDAre of $105 million increased 101%
– Same-store adjusted NOI increased 25.9% and margin expanded 360 basis points ("bps")
    • Same-store revenues increased 9.8% driven by 300 bps of average occupancy growth and 6.5% revenue per occupied room ("RevPOR") growth
– Record third quarter non-refundable entrance fee sales of $47 million
– Acquired 33 senior housing communities for approximately $1.75 billion
    • From July 1 through August 3, as previously disclosed, completed approximately $1.0 billion of senior housing acquisitions
    • From August 4 through September 30, completed approximately $743 million of senior housing acquisitions
– Subsequent to quarter end and through October 30, completed approximately $370 million of senior housing acquisitions
– Year-to-date as of October 30, completed approximately $2.9 billion of senior housing acquisitions
– Under binding purchase agreements for approximately $82 million of incremental senior housing acquisitions
– Completed a follow-on offering of Class A-1 common stock generating approximately $513 million in net proceeds to pursue acquisition and investment opportunities
– Upsized unsecured revolving credit facility to $1.25 billion and terminated the prior $100 million unsecured delayed-draw term loan
– As of October 30, the Company had approximately $1.2 billion of liquidity including unrestricted cash and available credit facility capacity

THIRD QUARTER COMPARISON

	Three Months Ended September 30,	
	2026	2025
	Per Share	Per Share
Diluted Net income (loss) applicable to common shares	$ (0.02)	$ 0.01
Diluted FFO as Adjusted	0.25	0.17

SENIOR HOUSING TRANSACTIONS AND PIPELINE

From July 1 through August 3, 2026, as previously disclosed, we completed approximately $1.0 billion of senior housing acquisitions across six transactions with six different operating partners for 18 communities. The acquisitions represent 2,475 units on a combined basis.

From August 4 through September 30, 2026, we completed approximately $743 million of senior housing acquisitions across five transactions with four different operating partners for 15 communities. The acquisitions represent 1,432 units on a combined basis.

Subsequent to quarter end and through October 30, 2026, we completed a total of approximately $370 million of senior housing acquisitions across three transactions with three different operating partners for six communities. The acquisitions represent 792 units on a combined basis.

The acquisitions will be operated by leading operators well known to Janus Living under management contracts with strong alignment. Janus Living is targeting low-6% year 1 cash NOI yields and 7.5% to 8.5% yields upon stabilization across these investments.

Janus Living has an additional $82 million of senior housing acquisitions under binding purchase agreements anticipated to close during the fourth quarter of 2026 at returns consistent with previous acquisitions. The Company continues to see compelling and accretive investment opportunities.

AUGUST FOLLOW-ON OFFERING

In August 2026, Janus Living completed a follow-on offering of its Class A-1 common stock generating approximately $513 million in net proceeds. Janus Living utilized the net proceeds received from the offering to complete acquisitions that met its investment criteria and for general corporate purposes.

BALANCE SHEET

As previously disclosed, in September 2026, Janus Living upsized its unsecured revolving credit facility to $1.25 billion.

The credit facility increases the existing total commitments from $600 million to $1.25 billion by increasing the revolving commitments by $750 million and terminating the prior $100 million unsecured delayed-draw term loan. The credit facility initially matures in March 2030 and may be extended pursuant to two six-month extension options.

Borrowings under the credit facility will continue to bear interest at SOFR plus 105 basis points based on Janus Living’s current leverage-based pricing grid, and carries a facility fee on the entire revolving commitment of 15 basis points per annum. The credit facility was undrawn at closing.

As of September 30, 2026, the Company had approximately $338 million of unrestricted cash and no outstanding debt.

As of October 30, 2026, the Company had approximately $1.2 billion of liquidity including unrestricted cash and available credit facility capacity.

DIVIDEND

On September 11, 2026, Janus Living's Board of Directors declared a monthly common stock cash dividend of $0.0475 per share for the fourth quarter of 2026, payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date in the table below. The monthly dividend reflects an annualized dividend amount of $0.57 per share of common stock. Future dividends are at the discretion of Janus Living's Board of Directors.

Record Date	Payment Date	Amount
October 16, 2026	October 28, 2026	$0.0475 per common share
November 12, 2026	November 23, 2026	$0.0475 per common share
December 18, 2026	December 29, 2026	$0.0475 per common share

GUIDANCE

Janus Living's 2026 guidance ranges are updated as follows:

Full Year 2026	As of 8/4/26			As of 11/2/26			Midpoint Change
Diluted earnings per common share	$0.34	-	$0.37	$0.08	-	$0.10	$0.27 decrease[(1)]
Diluted FFO as Adjusted per share	$0.95	-	$0.98	$0.97	-	$0.99	$0.02 increase
Same-Store Adjusted NOI Growth	13%	-	17%	16%	-	19%	250 bps increase

(1) The decrease in diluted earnings per common share guidance is primarily due to depreciation and amortization associated with senior housing acquisitions closed during the third quarter and through October 30, 2026. Depreciation and amortization is excluded from Nareit FFO and FFO as Adjusted, so this change has no impact on FFO as Adjusted guidance.

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 9 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.janusreit.com.

CONFERENCE CALL INFORMATION

Janus Living has scheduled a conference call and webcast for Tuesday, November 3, 2026, at 12:00 p.m. Eastern Time.

The conference call can be accessed in the following ways:

- Janus Living’s website: https://ir.janusreit.com/events-and-presentations
- Webcast: https://events.q4inc.com/attendee/324806552. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 324 806 552.

A webcast replay will be available on Janus Living’s website through December 3, 2026.

ABOUT JANUS LIVING

Janus Living, Inc. is a pure-play senior housing real estate investment trust (REIT) that owns high-quality communities across the United States that support residents with thoughtfully designed, highly amenitized environments.

NON-GAAP FINANCIAL MEASURES

Nareit FFO, FFO as Adjusted, Same-Store Adjusted NOI, Adjusted EBITDAre, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "September 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at https://ir.janusreit.com/financials/quarterly-results. See also the "Funds From Operations" section of this release for additional information.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, rental activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of dividends; and (iii) the information presented under the heading " Guidance." Pending acquisitions, dispositions, joint venture transactions, rental activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all.

Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. As more fully set forth under “Risk Factors” in our prospectus filed on August 11, 2026 with the Securities and Exchange Commission (“SEC”), as part of our Registration Statement on Form S-11 (File No. 333-298182), these risks and uncertainties include, but are not limited to: macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents’ willingness or ability to move into our communities; entrance fee refund obligations and related actuarial assumptions; our dependence on the performance of our operators; our dependence on a limited number of operators; factors adversely affecting our operators’ ability to meet their financial and other contractual obligations to us; our ability to identify and secure new or replacement operators; the transition of management of certain of the properties in our senior housing portfolio to new operators; delays by seniors in moving to senior housing communities; our concentration of real estate investments in the senior housing sector, which makes us more vulnerable to an economic downturn or slowdown in that specific sector than if we invested across multiple sectors; the illiquidity of our real estate investments; operational risks associated with our communities, all of which are owned and operated under REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as “RIDEA”) structures; the failure of our operators to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; changes to regulatory, funding, staffing, trade, and other policies and actions; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; required regulatory approvals to transfer our senior housing properties; compliance with the American with Disabilities Act and fire, safety, and other regulations; economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses; our property development and redevelopment, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; competition for suitable properties to grow our initial portfolio; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in investments or transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious disease outbreaks, and health and safety measures intended to reduce their spread; potential government and financial audits, enforcement actions and recovery activity as a result of our predecessor’s receipt of Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund funds; net losses in future periods; our and our external manager’s reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence or other disruptive new technologies by us, our external manager, our operators, our vendors, and our investors; our ability to implement and maintain an effective system of internal control over financial reporting; our ability to implement and maintain effective disclosure controls and procedures; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our business and ability to refinance existing debt, sell properties, and conduct investment activities; the availability of external capital on favorable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; our ability to maintain our qualification as a REIT; Healthpeak’s failure to qualify as a real estate investment trust (“REIT”) during certain periods prior to our initial public offering; our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from “prohibited transactions”; changes to U.S. federal income tax laws; increased taxable gains due to acquisitions of property in tax-deferred transactions; potential deferred and contingent tax liabilities from corporate acquisitions, including certain of our acquisitions from Healthpeak; calculating non-REIT tax earnings and profits; provisions in Maryland law and our charter and bylaws that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control; conflicts of interest between the interests of our stockholders and the interests of holders of common units; provisions in the operating agreement of our operating company or other agreements that may delay or prevent unsolicited acquisitions of us and certain other transactions; our dependence on our external manager and its personnel and our ability to find a suitable replacement for our external manager if the management agreement is terminated or if personnel of our external manager leave the employment of our external manager; conflicts of interest with our external manager and its affiliates, including Healthpeak Properties, Inc.; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; and other risks and uncertainties described from time to time in our SEC filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Jonathan Hughes, CFA

Senior Vice President – Finance and Investor Relations

720-428-5050

Dollars in thousands, except per share amounts

	September 30, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 4,030,139	$ 1,940,808
Construction in progress	85,145	41,678
Land and improvements	555,533	176,475
Accumulated depreciation	(573,675)	(505,297)
Net real estate	4,097,142	1,653,664
Investment in unconsolidated joint venture	—	312,709
Accounts receivable, net of allowance of $3,994 and $2,018	25,406	19,431
Cash and cash equivalents	338,064	19,652
Restricted cash	86,559	64,609
Intangible assets	419,260	26,670
Deferred tax assets	115,929	107,074
Goodwill	3,849	3,849
Other assets	133,778	134,557
Total assets	**$ 5,219,987**	**$ 2,342,215**
Liabilities and Equity		
Mortgage debt	$ —	$ 102,688
Accounts payable, accrued liabilities, and other liabilities	376,502	284,210
Deferred revenue	718,394	673,007
Total liabilities	**$ 1,094,896**	**$ 1,059,905**
Commitments and contingencies		
Parent's net investment	$ —	$ 1,282,310
Class A-1 common stock, $0.01 par value: 1,500,000,000 and no shares authorized; 234,372,996 and no shares issued and outstanding at September 30, 2026 and December 31, 2025, respectively	2,344	—
Class A-2 common stock, $0.01 par value: 100,000,000 and no shares authorized; 75,917,780 and no shares issued and outstanding at September 30, 2026 and December 31, 2025, respectively	759	—
Additional paid-in capital	3,211,906	—
Cumulative dividends in excess of earnings	(102,029)	—
Total stockholders' equity	3,112,980	1,282,310
Common units of Janus Living OP, LLC, held by Healthpeak Properties, Inc.	1,009,009	—
Other noncontrolling interests	3,102	—
Total noncontrolling interests	1,012,111	—
Total equity	**$ 4,125,091**	**$ 1,282,310**
Total liabilities and equity	**$ 5,219,987**	**$ 2,342,215**

Dollars in thousands, except per share amounts

	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
Revenues:				
Resident fees and services	$ 268,300	$ 150,458	$ 685,101	$ 448,240
Total revenues	**268,300**	**150,458**	**685,101**	**448,240**
Costs and expenses:				
Operating	193,419	114,262	496,803	336,687
Depreciation and amortization	78,682	30,885	186,553	94,875
General and administrative	1,527	2,267	5,819	7,781
General and administrative - related party management fee	3,779	—	6,579	—
Interest expense	486	950	1,187	2,847
Transaction costs	3,400	—	26,188	—
Total costs and expenses	**281,293**	**148,364**	**723,129**	**442,190**
Other income (expense):				
Gain (loss) on sales of real estate, net	—	—	3,884	—
Gain (loss) upon change of control, net	—	—	46,270	—
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	8,276	(98)	25,557	(6,507)
Total other income (expense), net	8,276	(98)	75,308	(6,507)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture	**(4,717)**	**1,996**	**37,280**	**(457)**
Income tax benefit (expense)	(891)	(1,576)	(267)	(6,263)
Equity income (loss) from unconsolidated joint venture	—	992	111	3,452
Net income (loss)	**(5,608)**	**1,412**	**37,124**	**(3,268)**
Noncontrolling interests' share in earnings	1,287	—	610	—
Net income (loss) attributable to Janus Living, Inc.	**(4,321)**	**1,412**	**37,734**	**(3,268)**
Participating securities' share in earnings	(3)	—	(7)	—
Net (income) loss - pre-IPO	—	—	(39,888)	—
Net income (loss) applicable to common shares	**$ (4,324)**	**$ —**	**$ (2,161)**	**$ —**
Earnings per common share:				
Basic	$ (0.02)	$ —	$ (0.01)	$ —
Diluted	$ (0.02)	$ —	$ (0.01)	$ —
Weighted average shares outstanding:				
Basic	225,973	—	209,482	—
Diluted	225,973	—	209,482	—

Dollars in thousands, except per share amounts

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	2025	2026	2025
Net income (loss)	**$ (5,608)**	**$ 1,412**	**$ 37,124**	**$ (3,268)**
Real estate related depreciation and amortization	78,682	30,885	186,553	94,875
Janus Living's share of real estate related depreciation and amortization from unconsolidated joint venture	—	4,772	602	14,276
Loss (gain) on sales of depreciable real estate, net	—	—	(3,884)	—
Loss (gain) upon change of control, net[(1)]	—	—	(46,270)	—
Taxes associated with real estate dispositions	—	—	(1,863)	—
Nareit FFO	73,074	37,069	172,262	105,883
Participating securities share in Nareit FFO	(8)	—	(25)	—
Diluted Nareit FFO	**$ 73,066**	**$ 37,069**	**$ 172,237**	**$ 105,883**
Diluted Nareit FFO per share	**$ 0.24**	**$ 0.17**	**$ 0.65**	**$ 0.49**
Weighted average shares outstanding - Diluted Nareit FFO[(2)]	302,247	214,734	264,587	214,734
Impact of adjustments to Nareit FFO:				
Transaction and restructuring-related costs[(3)]	$ 3,038	$ —	$ 24,740	$ —
Loss (gain) on debt extinguishments	—	—	302	—
Casualty-related charges (recoveries), net[(4)]	(264)	(261)	(5,715)	3,947
Recognition (reversal) of valuation allowance on deferred tax assets[(5)]	—	—	(1,890)	—
Total adjustments	2,774	(261)	17,437	3,947
FFO as Adjusted	75,848	36,808	189,699	109,830
Participating securities share in FFO as Adjusted	(1)	—	(4)	—
Diluted FFO as Adjusted	**$ 75,847**	**$ 36,808**	**$ 189,695**	**$ 109,830**
Diluted FFO as Adjusted per share	**$ 0.25**	**$ 0.17**	**$ 0.72**	**$ 0.51**
Weighted average shares outstanding - Diluted FFO as Adjusted[(2)]	302,247	214,734	264,587	214,734
Other operating data:				
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	$ 16,710	$ 12,711	$ 37,331	$ 36,449
Deferred income taxes	816	1,198	4,081	6,513
Stock-based compensation amortization expense	343	—	716	—
AFFO capital expenditures	(7,159)	(5,761)	(15,832)	(9,326)
Amortization of deferred financing costs and debt discounts (premiums)	209	(186)	282	(550)
Other items[(6)]	715	(388)	708	(3,103)

(1) The nine months ended September 30, 2026 includes a gain upon change of control related to the acquisition of the joint venture partner's 46.5% interest in the JV which held 19 senior housing properties.
(2) For the three and nine months ended September 30, 2026, represents the weighted-average shares outstanding from the close date of our initial public offering through September 30, 2026. For the three and nine months ended September 30, 2025, represents the number of shares outstanding as of the closing date of our initial public offering.
(3) The three and nine months ended September 30, 2026 include transaction costs comprised of legal, advisory, and other professional fees, operator transition costs, transfer taxes, formation and organization costs, and other transaction-related costs. The nine months ended September 30, 2026 also includes expenses related to one-time fully vested equity awards associated with our initial public offering.
(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint venture in the Combined and Consolidated Statements of Operations.
(5) The nine months ended September 30, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with our initial public offering.
(6) The three and nine months ended September 30, 2026 and the nine months ended September 30, 2025 include the effects of changes in actuarial reserves for insurance claims that have been incurred but not reported. The three and nine months ended September 30, 2025 also include our proportionate share of AFFO capital expenditures from the JV.

Dollars in millions, except per share amounts

2026 GUIDANCE RANGES AND SUPPLEMENTAL INFORMATION

	FY 2026 Guidance November 2, 2026	Change from Prior Guidance
Diluted earnings per common share[(1)]	\$0.08 – \$0.10	(\$0.27)
Diluted FFO as adjusted per common share	\$0.97 – \$0.99	+\$0.02
Total Year-Over-Year Same-Store Cash (Adjusted) NOI Growth	16.0% – 19.0%	+250 bps
Other Key Assumptions		
General and administrative expense[(2)]	\$20	+\$1
Retained earnings[(2)]	\$105	+\$5
Proceeds from IPO, follow-on equity and/or credit facilities	\$2,300	+\$700
Post-IPO acquisitions[(3)]	\$2,300	+\$700
Revenue enhancing capex[(2)]	\$110	+\$5

(1) The decrease in diluted earnings per common share guidance is primarily due to depreciation and amortization associated with senior housing acquisitions closed during the third quarter and through October 30, 2026. Depreciation and amortization is excluded from Nareit FFO and FFO as Adjusted, so this change has no impact on FFO as Adjusted guidance.

(2) General and administrative expense attributable to Janus Living includes \$13 million of management fees, \$4 million of public company costs, and \$3 million of pre-IPO expenses. This reflects a \$1 million increase versus prior guidance, driven by higher acquisition volume and the associated 50 bps management fee. Retained earnings and revenue enhancing capex also increased due to increased acquisitions.

(3) Includes approximately \$2.2 billion of post-IPO acquisitions closed as of October 30, 2026, and approximately \$82 million under purchase agreement.

Dollars in thousands

SELECTED DATA

	3Q25	4Q25	1Q26	2Q26	3Q26
Diluted FFO as Adjusted	$ 36,808	$ 40,965	$ 49,885	$ 63,960	$ 75,847
Diluted FFO as Adjusted per share	0.17	0.19	0.23	0.24	0.25
Dividends paid per share[(1)]	—	—	—	0.1599	0.1425

SELECTED INCOME STATEMENT DATA

	3Q25	4Q25	1Q26	2Q26	3Q26
Total Revenues	$ 150,458	$ 155,749	$ 200,345	$ 216,456	$ 268,300
Operating Expenses	114,262	112,236	144,598	158,786	193,419
G&A Expense	2,267	2,768	2,958	1,334	1,527
G&A Expense - Related Party Management Fee	—	—	328	2,472	3,779
Interest Expense[(2)]	950	950	351	350	486
Net Income (Loss)	1,412	9,617	27,874	14,858	(5,608)

LIQUIDITY

	3Q25	4Q25	1Q26	2Q26	3Q26
Credit Facility[(3)]	$ —	$ —	$ 600,000	$ 600,000	$ 1,250,000
Credit Facility Draws	—	—	—	—	—
Cash and Cash Equivalents	19,449	19,652	948,822	1,557,655	338,064
Available Liquidity	**$ 19,449**	**$ 19,652**	**$ 1,548,822**	**$ 2,157,655**	**$ 1,588,064**

FINANCIAL RATIOS

	3Q25	4Q25	1Q26	2Q26	3Q26
Total Floating Rate Debt	$ —	$ —	$ —	$ —	$ —
Net Floating Rate Debt	—	—	—	—	—
Total Fixed Charges	950	950	351	350	486
Three Months Ended Adjusted EBITDAre	52,198	62,974	65,156	79,492	104,688
Annualized Adjusted EBITDAre	208,792	251,896	260,624	317,968	418,752
Weighted Average Interest Rate (GAAP)	3.5%	3.5%	—%	—%	—%
Weighted Average Interest Rate (Coupon)	4.3%	4.3%	—%	—%	—%
Net-Debt-to-Adjusted EBITDAre	0.05x	0.02x	—	—	—
Floating Rate Debt Exposure	—%	—%	—%	—%	—%
Net Floating Rate Debt Exposure	—%	—%	—%	—%	—%
Adjusted Fixed Charge Coverage	54.9x	66.3x	176.1x	222.4x	194.6x
Financial Leverage	3.2%	3.1%	—%	—%	—%
Secured Debt Ratio	3.2%	3.1%	—%	—%	—%

CAPITALIZATION AND ENTERPRISE VALUE

	1Q26	2Q26	3Q26
Common Shares	187,223	215,973	234,373
Convertible OP Units	75,918	75,918	75,918
Period Ended Share Price	$ 23.57	$ 28.74	$ 29.63
Total Market Equity Capitalization	**$ 6,202,233**	**$ 8,388,947**	**$ 9,193,922**
Plus: Consolidated Debt, net	—	—	—
Total Enterprise Value	**$ 6,202,233**	**$ 8,388,947**	**$ 9,193,922**

(1) For the quarter ended June 30, 2026, includes a pro rata quarterly common stock cash dividend of $0.0174 per share for the period commencing from the date of our initial public offering through March 31, 2026 and a quarterly common stock cash dividend of $0.1425 per share for the three months ended June 30, 2026. For the quarter ended September 30, 2026, includes a monthly common stock cash dividend of $0.0475 per share for each of July, August, and September 2026.

(2) Interest expense for the quarter ended September 30, 2026 was primarily attributable to credit facility fees and the amortization of deferred financing costs associated with the credit facility. As of September 30, 2026, there is no debt outstanding.

(3) In September 2026, the Company amended and restated the Credit Facilities to increase the Revolving Credit Facility commitment to $1.25 billion and terminated the $100 million Janus Living Delayed-Draw Term Loan, resulting in aggregate commitments under the Janus Living Credit Facilities of $1.25 billion.

Dollars in thousands

PORTFOLIO MIX

	Units	% Total
Independent Living	8,883	58.2%
Assisted Living / Memory Care	5,350	35.1%
Skilled Nursing	1,023	6.7%
Total	**15,256**	**100.0%**

OPERATOR DIVERSIFICATION

	Properties	% Total Adjusted NOI
LCS	15	56.6%
Sunrise Senior Living	2	8.7%
Pegasus Senior Living	18	8.5%
Ciel Senior Living	12	7.2%
Holbrook Life	3	5.0%
Cedarhurst Senior Living	13	4.1%
Leisure Care	2	2.4%
SRG Senior Living	1	2.2%
Discovery Senior Living	4	2.1%
Stellar Senior Living	2	2.0%
Remaining	2	1.2%
Total	**74**	**100.0%**

GEOGRAPHIC DIVERSIFICATION

Market	Adjusted NOI	Cash NREF in Excess of NOI	Total	% of Total
Tampa, FL	$ 14,173	$ 912	$ 15,085	16.3
Philadelphia, PA	6,955	4,056	11,010	11.9
Orlando, FL	6,973	2,984	9,957	10.8
Houston, TX	6,962	1,154	8,116	8.8
Jacksonville, FL	5,525	1,607	7,132	7.7
Atlanta, GA	7,194	(214)	6,980	7.6
Washington, DC	3,553	3,271	6,824	7.4
Grand Rapids, MI	2,821	1,845	4,666	5.1
Punta Gorda, FL	2,492	742	3,234	3.5
Sarasota, FL	2,110	1,000	3,110	3.4
Remaining	16,842	(646)	16,195	17.5
Total	**$ 75,599**	**$ 16,710**	**$ 92,308**	**100.0**

Dollars in thousands, except RevPOR

	3Q25	4Q25	1Q26	2Q26	3Q26	Year-Over-Year Growth Rate
Same-Store						
Property Count	15	15	15	15	15	
Independent Living Units	4,826	4,826	4,828	4,826	4,826	
Assisted Living / Memory Care Units	1,225	1,225	1,225	1,225	1,225	
Skilled Nursing Units	1,016	1,016	1,016	1,016	978	
Same-Store Units	**7,067**	**7,067**	**7,069**	**7,067**	**7,029**	
Independent Living Occupancy	86.1%	86.9%	88.0%	88.5%	89.4%	330 bps
Assisted Living / Memory Care Occupancy	90.1%	91.1%	91.5%	91.5%	92.3%	220 bps
Skilled Nursing Occupancy	85.7%	85.4%	87.4%	85.6%	88.0%	230 bps
Same-Store Occupancy	**86.7%**	**87.4%**	**88.5%**	**88.6%**	**89.7%**	**300 bps**
RevPOR - Including NREF Amortization	$ 8,193	$ 8,403	$ 8,544	$ 8,589	$ 8,726	6.5%
RevPOR - Excluding NREF Amortization	6,878	6,941	7,094	7,109	7,182	4.4%
NREF Amortization	$ 24,155	$ 27,099	$ 27,203	$ 27,787	$ 29,232	
NREF Cash Collections	36,866	44,454	34,958	40,486	46,156	
NREF Cash Collections less NREF Amortization	**$ 12,711**	**$ 17,355**	**$ 7,756**	**$ 12,699**	**$ 16,924**	
Resident Fees and Services (including NREF Amortization)	$ 150,457	$ 155,750	$ 160,319	$ 161,303	$ 165,203	9.8%
Operating Expenses - Total	(113,870)	(113,518)	(116,305)	(117,643)	(119,147)	4.6%
Operating Expenses - Labor	(65,917)	(66,854)	(67,660)	(67,873)	(68,764)	4.3%
Operating Expenses - All Other	(47,953)	(46,664)	(48,645)	(49,770)	(50,383)	5.1%
Same-Store Adjusted NOI (including NREF Amortization)	**$ 36,588**	**$ 42,232**	**$ 44,013**	**$ 43,660**	**$ 46,056**	**25.9%**
Same-Store Adjusted NOI Margin	24.3%	27.1%	27.5%	27.1%	27.9%	

	3Q25	4Q25	1Q26	2Q26	3Q26
Total Portfolio					
Property Count	34	34	40	41	74
Independent Living Units	7,267	7,267	7,521	7,784	8,883
Assisted Living / Memory Care Units	2,038	2,038	2,614	2,575	5,350
Skilled Nursing Units	1,117	1,117	1,117	1,061	1,023
Total Units	**10,422**	**10,422**	**11,252**	**11,420**	**15,256**
Independent Living Occupancy	85.6%	86.1%	86.0%	85.7%	86.0%
Assisted Living / Memory Care Occupancy	86.8%	87.5%	86.2%	85.2%	87.7%
Skilled Nursing Occupancy	85.6%	85.3%	86.6%	84.7%	87.0%
Total Occupancy	**85.8%**	**86.3%**	**86.1%**	**85.5%**	**86.5%**
RevPOR - Including NREF Amortization	$ 7,588	$ 7,749	$ 7,610	$ 7,484	$ 7,421
RevPOR - Excluding NREF Amortization	6,528	6,568	6,580	6,455	6,494
NREF Amortization	$ 24,155	$ 27,099	$ 27,203	$ 27,808	$ 29,801
NREF Cash Collections	36,866	44,454	34,958	40,673	46,510
NREF Cash Collections less NREF Amortization	**$ 12,711**	**$ 17,355**	**$ 7,756**	**$ 12,866**	**$ 16,710**
Resident Fees and Services (including NREF Amortization)	$ 172,937	$ 177,737	$ 203,356	$ 216,456	$ 268,299
Operating Expenses - Total	(131,123)	(130,514)	(146,862)	(158,786)	(192,701)
Operating Expenses - Labor	(75,021)	(76,018)	(84,117)	(90,576)	(109,035)
Operating Expenses - All Other	(56,102)	(54,496)	(62,745)	(68,210)	(83,666)
Adjusted NOI (Including NREF Amortization)	**$ 41,813**	**$ 47,223**	**$ 56,495**	**$ 57,670**	**$ 75,599**
Total Portfolio Adjusted NOI Margin	24.2%	26.6%	27.8%	26.6%	28.2%

Dollars in thousands

ACQUISITION SUMMARY

	Properties	Units	Ownership %		Total	Stabilized NOI Yield
1Q26 Acquisitions	25	4,183	100.0%	$	713,800	8.0% - 9.0%
2Q26 Acquisitions	2	414	100.0%		105,000	8.5% - 9.5%
3Q26 Acquisitions	33	3,907	100.0%		1,752,900	7.5% - 8.5%
Total Acquisitions[(1)]	**60**	**8,504**		**$**	**2,571,700**	

DISPOSITION SUMMARY

	Properties	Units	Ownership %		Total	Trailing NOI Yield
1Q26 Dispositions	—	—	—%	$	—	—
2Q26 Dispositions	1	244	100.0%	$	23,400	(1.3%)
3Q26 Dispositions	—	—	—%	$	—	—
Total Dispositions	**1**	**244**		**$**	**23,400**	

CAPITAL EXPENDITURES

		3Q25		4Q25		1Q26		2Q26		3Q26
AFFO Capital Expenditures	$	5,761	$	11,592	$	3,398	$	5,275	$	7,159
Revenue Enhancing Capital Expenditures		13,977		21,959		6,472		16,934		15,714
Casualty related capital expenditures[(2)]		8,598		8		1		—		17
Initial Capital Expenditures ("ICE")		—		—		—		462		1,746
Total	**$**	**28,336**	**$**	**33,559**	**$**	**9,871**	**$**	**22,671**	**$**	**24,636**

(1) Subsequent to quarter end and through October 30, 2026, Janus Living completed a total of approximately $370 million of senior housing acquisitions across three transactions and six communities, which are not included in the table above.
(2) Casualty spend excludes any costs reimbursed by insurance.

Dollars and shares in millions

COMPONENTS OF NET ASSET VALUE

		Annualized as of September 30, 2026
		Adjusted NOI
Total Portfolio Adjusted NOI	**$**	**302**
Trailing-twelve month NREF cash collections less NREF amortization		55
Total	**$**	**357**

OTHER ASSETS

Cash, cash equivalents, and restricted cash	$	425
Accounts receivable, net of allowance		25
Other assets		64
Total	**$**	**514**

DEBT AND OTHER LIABILITIES[1]

Bank line of credit and term loans	$	—
Accounts payable, accrued liabilities, and other liabilities		152
Total	**$**	**152**
Fully-diluted shares and units		**310**

(1) Represents principal amounts due and excludes unamortized premiums/discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

Adjusted Fixed Charge Coverage*

Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Net Operating Income ("NOI")*

Adjusted NOI represents resident fees and services less property level operating expenses, after eliminating the effects of operator transition costs and actuarial reserves for insurance claims that have been incurred but not reported. Adjusted NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as Adjusted NOI from our properties using our share of Adjusted NOI from our unconsolidated JV and excludes noncontrolling interests' pro rata share of Adjusted NOI from consolidated joint ventures. See the "Adjusted NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of our pro rata share on these measures.

AFFO Capital Expenditures

Adjusted Funds from Operations ("AFFO") Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JV presented on the same basis.

Enterprise Gross Assets*

The carrying amount of total assets, excluding investments in our unconsolidated JV, after adding back accumulated depreciation and amortization, as reported in our combined and consolidated financial statements, plus our pro rata share of total gross assets from our unconsolidated JV, after adding back accumulated depreciation and amortization.

Entrance Fees

Certain of our Senior Housing communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, Adjusted NOI, Nareit FFO, and FFO as Adjusted, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage*

Consolidated debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JV. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Net Debt*

Consolidated debt less the carrying amount of cash and cash equivalents, restricted cash, as reported in our combined and consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JV.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy

Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our economic share, and exclude newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations.

RevPOR*

The 3-month average resident fees and services per occupied unit for the most recent period available. RevPOR excludes newly developed assets, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store Adjusted NOI includes properties once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, or experiences a casualty event or has a planned operator transition that significantly impacts operations.

Same-Store Adjusted NOI*

Same-Store Adjusted NOI represents resident fees and services less property level operating expenses and excludes certain non-property specific operating expenses that are allocated to our operating segment on a consolidated basis. Same-Store Adjusted NOI includes our pro rata share from our unconsolidated JV less noncontrolling interests' pro rata share of consolidated joint ventures. Same-Store Adjusted NOI eliminates the effects of actuarial reserves for insurance claims that have been incurred but not reported.

Secured Debt Ratio*

Mortgage debt secured by real estate, as reported in our combined and consolidated financial statements divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' economic share for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our economic share for the period prior to our buyout of the JV and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

* Non-GAAP Supplemental Measures. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.janusreit.com/financials/quarterly-results/.

The information in this supplemental report should be read in conjunction with our prospectus filed on August 11, 2026 with the Securities and Exchange Commission (“SEC”), as part of our Registration Statement on Form S-11 (File No. 333-298182), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.janusreit.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.janusreit.com/financials/quarterly-results. The contents of the Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout the Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers’ experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Jonathan Hughes, Senior Vice President - Finance & Investor Relations, at (720) 428-5050.